Exhibit 99.1

Spin-off Plan

POSCO

December 10, 2021

Spin-off Plan

POSCO (the “Company”) shall, in accordance with Articles 530-2 through 530-12 of the Korean Commercial Code (“KCC”), by way of a vertical spin-off, transfer the Spun-off Business Units (as defined below) from the businesses it currently conducts to establish POSCO (the “New Company”), and the Company shall survive such spin-off and change its trade name to POSCO Holdings Inc. (such surviving entity, the “Surviving Company”) and convert into a holding company within the meaning of the Monopoly Regulation and Fair Trade Act (“FTL”).

1. Purpose of Spin-off

(1)

The Company shall, by way of a vertical spin-off (the “Spin-off”), spin off all business units, including those relating to the production and sale of steel (the “Spun-off Business Unit”), except for those business units relating to functions relating to a holding company, such as developing future business portfolios or managing the group’s businesses, from its existing businesses and establish the New Company. The Surviving Company shall, by converting into a holding company within the meaning of the FTL, establish corporate governance to seek long-term balanced growth of the group businesses.

(2)

Following the Spin-off, the Surviving Company shall focus on its role as a holding company, including leading the growth and reorganization of the group’s businesses (including the steel business), enhancing synergies among the group’s businesses and actively exploring and promoting opportunities in new businesses. Meanwhile, the New Company shall focus on seeking domestic and international growth and strengthening competitiveness through timely and professional decision-making tailored to the nature of the respective businesses based on the independent management systems for the Spun-off Business Units.

(3)	The change in the governance structure described above is intended to contribute to the sustainable development of the society and enhance the Company’s corporate and shareholder value.

2. Method of Spin-off

(1)

In accordance with Articles 530-2 through 530-12 of the KCC, the Spin-off shall be conducted by way of a vertical spin-off whereby the Company will spin off the Spun-off Business Unit and establish the New Company. The Company will survive the Spin-off and own 100% of the New Company’s issued equity stock. The Surviving Company will survive as a listed corporation, while the New Company will be an unlisted company.

[Details of the Spin-off]

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Classification	Company Name	Business Unit	Role	Remarks

Surviving Company	POSCO Holdings Inc. (tentative)	Development of future business portfolios and management of group’s businesses	Holding company	Listed

New Company	POSCO (tentative)	Production and sale of steel	Operating company	Privately-held

Note 1) The Surviving Company’s trade name may be changed at the general shareholders’ meeting to approve the Spin-off Plan. The New Company’s trade name may be changed at the general shareholders’ meeting to approve the Spin-off Plan or at the New Company’s inaugural general meeting.

Note 2) The businesses of the Surviving Company and the New Company are subject to the articles of incorporation of the respective companies.

(2)

The date of the Spin-off will be March 1, 2022 (0:00 AM). This may be subject to change by a resolution of the Company’s board of directors or by a decision of the Company’s representative director as authorized by the board of directors.

(3)

In accordance with Article 530-3, Paragraphs 1 and 2 of the KCC, the Spin-off will take place by a special resolution of the Company’s general meeting of shareholders. Pursuant to Article 530-9, Paragraph 1 of the KCC, the New Company and the Surviving Company shall be jointly liable for the Company’s liabilities incurred prior to the Spin-off, which shall include, but not be limited to, any and all liabilities under or arising in connection with all credit agreements, including loan agreements and guaranteed transaction agreements (regarding any payment guarantees, performance guarantees, or any other types of guarantees) executed by the Company prior to the Spin-off, regardless of whether the credit related to the liabilities is actually provided before or after the Spin-off if such credit is actually provided under the relevant agreement.

(4)

The assets to be transferred pursuant to the Spin-off shall be subject to Paragraph (7) of Article 5 (Matters concerning the New Company) hereof. If it is unclear as to whether an asset is part of the Spin-off pursuant to such paragraph, Paragraphs (5) through (10) of this Article shall apply.

(5)

Except for cases where the transfer to the Surviving Company is not permissible by virtue of their nature or due to applicable laws and regulations, any and all positive and/or negative assets, other rights and obligations (including rights and obligations under public law), and anything that has property value (including but not limited to permits, labor relationship, contractual relationship and litigation) shall, in principle, if stated in the list of assets subject to transfer specified herein (the “List of Transferred Assets”), be attributable to the New Company. Assets that are not listed in the List of Transferred Assets, if they relate to the Spun-off Business Unit, shall be attributed to the New Company and if they are not related to the Spun-off Business Unit, shall be attributed to the Surviving Company, unless the Company’s board of directors or representative director (as authorized by the board of directors) provides otherwise. The New Company shall succeed to all employment and related legal relationships (labor contracts, and others) of those employees who, as of the date of the Spin-off, work at the Spun-off Business Unit.

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(6)

Except for those attributed in accordance with the foregoing Paragraph (5), any liabilities that the Company incurs and/or confirms in connection with the businesses of the Company after the Spin-off date as a result of any act or fact that predates the Spin-off date, or any liabilities that were already incurred or confirmed before the Spin-off date but not reflected herein for any reason (including lack of knowledge), which shall include contingent liabilities under public and/or private law and any other liabilities, shall, if the act or fact giving rise to such liabilities is mainly related to the Spun-off Business Unit, be attributed to the New Company to which such business unit belongs. However, if they are mainly related to the units that are not the Spun-off Business Unit, they shall be attributed to the Surviving Company, respectively. If it is difficult to confirm which business unit is related to the act or fact, the liabilities shall be attributed to the New Company and the Surviving Company according to the ratio of net asset value to be spun-off through the Spin-off (or the liability sharing ratio of the Spun-off Business Unit to other business units if the ratio is calculated in light of the details of the liabilities). The board of directors of the Company or the representative director authorized by the board of directors shall decide how to allocate the liabilities between the New Company and the Surviving Company, unless such decision explicitly conflicts with the above principle.

(7)

Regarding the joint liability of the Surviving Company and the New Company for the Company’s liabilities that arise prior to the Spin-off in accordance with Paragraph (3), if the Surviving Company repays any liabilities that the New Company assumes hereunder, or if the New Company is indemnified from any of its liabilities as a result of the Surviving Company’s other cessions, the Surviving Company may exercise its reimbursement rights against the New Company. If the New Company repays any liabilities belonging to the Surviving Company hereunder, or if the Surviving Company is indemnified from any of its liabilities as a result of the New Company’s other cessions, the New Company may exercise its reimbursement rights against the Surviving Company.

(8)

Paragraph (6) shall apply to allocation of claims or other rights acquired in relation to the Company’s businesses after the Spin-off date but resulting from any act or fact that predates the Spin-off date. It shall also apply to allocation of claims or other rights already acquired prior to the Spin-off date but not reflected herein for any reason (including lack of knowledge), which shall include any contingent claims under public and/or private law and any other claims. Additionally, if any given right is attributed to the Surviving Company or the New Company contrary to the principle on allocation of rights under public and/or private law as set forth in this Paragraph, the company that came into possession of such right shall transfer such right to the other company that is entitled to such right pursuant to this Paragraph.

(9)

Any contract that the Company is a party to prior to the Spin-off date shall be, if it relates to the Spun-off Business Unit, attributed to the New Company. If the contract does not relate to the Spun-off Business Unit, it shall be attributed to the Surviving Company; provided, that, if the contract directly concerns a specific asset (including stocks), it shall be attributed to the company to which such specific asset is attributed.

(10)

The assets, liabilities and capital of the New Company shall be determined by allocating all assets, contracts, rights, responsibilities and obligations relating to the Spun-off Business Unit of the Company to the New Company, and by allocating those assets that do not belong to the Spun-off Business Unit to the Surviving Company. The assets, liabilities and capital of the Surviving Company and the New Company shall be determined by comprehensively taking into account, among others, the requirements of a qualified spin-off under relevant laws and regulations that the Spin-off must meet, the future operations and investment plans of the Surviving Company and the New Company, and the requirements under relevant laws and regulations applicable to the respective companies.

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3. Spin-off Schedule

Classification	Date

Date of resolution of the board of directors’ meeting to approve the Spin-off Plan	December 10, 2021

Date of submission of the report on major matters	December 10, 2021

Record date for determination of shareholders for the general shareholders’ meeting to approve the Spin-off Plan	December 27, 2021

Date of public notice and notification on convocation of general shareholders’ meeting	January 5, 2022

Date of general shareholders’ meeting to approve the Spin-off Plan (expected)	January 28, 2022

Date of Spin-off	March 1, 2022

Date of general shareholders’ meeting to report the Spin-off or date of inaugural general meeting	March 2, 2022

Date of registration of the Spin-off (expected)	March 2, 2022

Note 1) The “date of general shareholders’ meeting to approve the Spin-off Plan (expected)” is the scheduled date for an extraordinary shareholders’ meeting intended to approve the Spin-off Plan, and the “record date for determination of shareholders for the general shareholders’ meeting to approve the Spin-off Plan” is the record date to confirm those shareholders who shall exercise their voting rights at the extraordinary shareholders’ meeting for approval of the Spin-off Plan.

Note 2) The above schedule is subject to change based on relevant laws and regulations, any circumstances of the Company and/or upon consultation with relevant authorities.

Note 3) Of the details provided above, the general shareholders’ meeting to report the Spin-off and the inaugural general meeting may be replaced by a resolution of the board of directors and public notice.

Note 4) Documents, such as the statement of financial position of the Spun-off Business Unit as described in Article 530-7 of the KCC, shall be available at the Company’s principal office beginning two weeks prior to the date of the general shareholders’ meeting for approval of the Spin-off Plan.

Note 5) Pursuant to Article 530-3, Paragraph 2 of the KCC, resolutions of the general shareholders’ meeting to approve the Spin-off Plan shall be adopted by affirmative votes of no less than two thirds of the voting rights of shareholders present at such general shareholders’ meeting, and shall represent no less than one third of the total number of issued and outstanding shares.

Note 6) If there is any change to important matters referenced herein, the Company may convene a separate board meeting to approve such change or the representative director authorized by the board of directors may decide on the change.

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4. Matters Concerning the Surviving Company

(1)	Trade name; purpose; location of the principal office; method of public notice

Classification	Description
Trade name	Korean name : 포스코홀딩스 주식회사 (POSCO Holdings Chusik Hoesa)
English name: POSCO Holdings Inc.

Purpose of Business	See (Proposed) Amendment to Articles of Incorporation of the Surviving Company as attached hereto as [Annex 6]

Principal office location	POSCO Center, 440, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea

Method of public notice	Public notices shall be made on the website (http://www.posco-inc.com); provided, however, that if it is impossible to post public notices on the website due to technical difficulties or other unavoidable reasons, public notices may be posted in the Seoul Shinmun published in Seoul, Maeil Shinmun published in Daegu and Kwangju Ilbo published in Kwangju.

Note) Spin-off details, including the Surviving Company’s trade name and method of public notice may be changed at the general shareholders meeting to approve the Spin-off Plan.

(2)	Amount of capital to be reduced and reserves

Not applicable

(3)	Method of capital reduction Not applicable

(4)	Assets to be transferred as a result of the Spin-off and the amounts thereof

①	The assets to be transferred as a result of the Spin-off shall be as set forth in Paragraph (7) of Article 5 (Matters concerning the New Company) hereof.

②

Of the rights and obligations relating to the assets to be transferred in connection with the Spin-off, those that the New Company does not receive due to the nature of such rights or obligations or pursuant to applicable laws and regulations, shall be deemed to remain with the Surviving Company. The same shall apply if the requisite approvals, permissions, acceptance of reports, or others from governmental authorities or other entities to effectuate the transfer in connection with the Spin-off cannot be obtained; provided, however, that the Surviving Company and the New Company may reach a separate agreement relating to the rights and obligations that belong to the Spun-off Business Unit but cannot be transferred.

③

If any claim, liabilities or contractual relationship newly arises after the Spin-off Plan is approved but prior to the Spin-off date, and it is unclear to which entity such claim, liability or contractual relationship belongs, (A) the Company’s board of directors or the representative director authorized by the board of directors shall determine which entity such claim, liabilities or contractual relationship shall remain with, or (B) if it has already been agreed with the relevant contractual counterparty as to which entity such claim, liabilities or contractual relationship shall belong, the attribution shall be determined as so decided or agreed upon.

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④	Summary financials before and after the Spin-off *1 (as of September 30, 2021)

(Unit: KRW Million)

Classification	Before	After
		Surviving Company	New Company *2
I. Current assets	24,842,655	6,476,196	18,366,459
• Cash and cash equivalents *3,4,5	2,423,235	705,213	1,718,022
• Trade receivables	6,107,524	10,294	6,097,230
• Other receivables	396,331	163,867	232,464
• Other financial assets	9,323,815	5,595,713	3,728,102
• Inventories	6,528,001	—	6,528,001
• Assets held for sale	10,331	—	10,331
• Other current assets	53,418	1,109	52,309
II. Non-current assets	38,510,946	45,484,708	20,644,666
• Long-term trade receivables	7,610	—	7,610
• Other receivables	285,703	212,403	73,300
• Other financial assets	1,678,509	1,435,984	242,525
• Investment in subsidiaries, affiliates and joint ventures *3,4,5,6	15,988,632	43,370,885	236,175
• Invested real properties	147,290	133,774	13,516
• Tangible assets *6	19,774,324	264,737	19,509,587
• Intangible assets	549,699	12,814	536,885
• Other non-current assets	79,179	54,111	25,068

Total assets	63,353,601	51,960,904	39,011,125

I. Current liabilities	6,270,413	1,461,345	4,809,068
II. Non-current assets	8,764,361	2,380,116	6,384,245

Total liabilities	15,034,774	3,841,461	11,193,313

I. Capital	482,403	482,403	482,403
II. Capital surplus	1,339,289	1,339,289	27,136,025
III. Hybrid capital securities	199,384	—	199,384
IV. Accumulated other comprehensive income	(191,343)	(191,343)	—
V. Capital adjustment	(2,508,294)	(2,508,294)	—
VI. Retained earnings	48,997,388	48,997,388	—

Total shareholders’ equity	48,318,827	48,119,443	27,817,812

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Note 1) The amounts above are based on the statements of financial position as of September 30, 2021 and may differ on the date of the Spin-off.

Note 2) The Company is currently reviewing a transfer of its logistics business unit (advance payments of KRW 208M, intangible assets of KRW 402M and provisions for severance and retirement benefits of KRW 185M as of September 30, 2021) to its affiliate, prior to the date of the Spin-off. In the event that the transaction is not closed prior to the date of the Spin-off, the logistics business unit will be transferred to the New Company on the date of the Spin-off.

Note 3) On December 10, 2021, the board of directors of the Company resolved to participate in the capital increase with consideration of POSCO Argentina S.A.U. (USD 587.8M) and to provide a payment guarantee for POSCO Argentina S.A.U.’s borrowings (USD 251.9M) to invest in a brine-based lithium commercial plant. The capital increase with consideration is expected to occur in installments, as necessary, based on the progress of the business. The first capital increase (USD 146M) is expected to occur prior to the date of the Spin-off. Of the Surviving Company’s cash in the above summary financials, the amount of the actually-made capital increase will be classified as investment stocks accounted for by the equity method (POSCO Argentina S.A.U.), but the exact amount may be subject to change on the date of the actual capital increase with consideration.

Note 4) On December 9, 2021, the finance committee of the Company resolved to invest KRW 258,000 M to acquire 40% of the shares of a joint venture relating to a solid electrolyte business and such transaction is expected to close during the first quarter of 2022. If the investment is completed prior to the date of the Spin-off, out of the Surviving Company’s cash, based on the above summary financials, the above investment amount shall be categorized as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off. If the investment is completed after the date of the Spin-off, the amount will be categorized as cash of the Surviving Company as of the date of the Spin-off.

Note 5) On December 9, 2021, the finance committee and the ESG committee of the Company resolved to acquire all shares of POSCO Terminal Co., Ltd. held by Mitsui & Co., Ltd. and Mitsui & Co. (Asia Pacific) Pte. Ltd. (2,450,000 shares, 49%) at KRW 75.95B on December 13, 2021. Accordingly, the acquisition amount, which is categorized in cash of the Surviving Company in the above summary financials, is expected to be categorized as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off.

Note 6) On November 4, 2021, the finance committee and the ESG committee of the Company resolved to acquire 1,392,165 shares newly issued by NEH Co., Ltd. as consideration for the in-kind contribution of land (located at 923, Geumho-dong, Gwangyang-si (size: 348,041.3 m2, book value: KRW 49,116M) owned by the Company. The in-kind contribution and new share acquisition is expected to be completed in December 2021. As the new shares of NEH Co., Ltd. are expected to belong to the Surviving Company as of the date of the Spin-off, the contributed land is categorized as assets of the Surviving Company in the above summary financials and is expected to be classified as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off.

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(5)	Total number of shares issued and outstanding after the Spin-off

Because the Spin-off is a vertical spin-off, there will be no change in the total number of issued and outstanding shares of the Company after the Spin-off.

(6)	In case of a reduction in the total number of shares to be issued by the Company, the total number and class of shares to be reduced, and number of shares by class

Not applicable

(7)	Other matters that require amendments to the articles of incorporation

See (Proposed) Amendment to Articles of Incorporation of the Surviving Company as attached hereto as [Annex 6]

5. Matters Concerning the New Company

(1)	Trade name; purpose; location of the principal office; method of public notice

Classification	Description
Trade name	Korean name : 주식회사 포스코 (Chusik Hoesa POSCO)
English name: POSCO

Purpose of Business	See (Proposed) Articles of Incorporation of the New Company as attached hereto as [Annex 7]

Principal office location	6261, Donghaean-ro, Nam-gu, Pohang-si, Gyeongsangbuk-do, Republic of Korea

Method of public notice	Public notices shall be made on the website (http://www.posco.com); provided, however, that if it is impossible to post public notices on the website due to technical difficulties or other unavoidable reasons, public notices may be posted in [•], a daily newspaper of general circulation in Seoul Shinmun published in Seoul, Maeil Shinmun published in Daegu and Kwangju Ilbo published in Kwangju.

Note) Spin-off details, including the New Company’s trade name and method of public notice may be changed at the general shareholders meeting to approve the Spin-off Plan or at the inaugural general meeting of the New Company.

(2)	Total number of shares to be issued and description of par value and/or no par value shares

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Classification	Description
Total number of shares to be issued	200,000,000 shares
Description of par value and/or no par value shares (Price of one share)	Par value shares (KRW 5,000 per share)

(3)	Total number of shares, class of shares, number per class of shares, and description of par value and/or no par value of shares to be issued at the time of the Spin-off

Classification	Description
Total number of shares to be issued at the time of the Spin-off	96,480,625 shares
Class of shares and number per class of shares	96,480,625 common shares
Description of par value and/or no par value shares (Price of one share)	Par value shares (KRW 5,000 per share)

(4)

Matters concerning allotment of shares by a newly incorporated company to the shareholders, and where shares are consolidated or split as a result of allotment, matters concerning such consolidation or split

Because the Spin-off is a vertical spin-off, the Company shall own 100% of the total number of shares of the New Company at the time of its incorporation.

(5)	If money or other properties are provided to the shareholders and others of the Company, matters concerning the details thereof and allotment

Not applicable

(6)	Total amount of capital and reserves

(Unit: KRW)

Classification	Description
Capital	482,403,125,000
Reserve	27,136,024,594,103

Note 1) Reserve consists of the amount of capital in excess of par value of the New Company.

Note 2) The amounts above may be changed on the date of the Spin-off, and will be finally confirmed after the properties to be transferred are confirmed and reviewed by a certified public accountant.

(7)	Assets of the Company to be transferred to the New Company as a result of the Spin-off and the amounts thereof

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①

Except for those properties, other rights and obligations that cannot be transferred due to the nature of such rights or obligations or pursuant to applicable laws and regulations, and as such remain with the Surviving Company, the Company shall transfer to the New Company any and all positive and/or negative properties, other rights and obligations including rights and obligations under public law, and anything that has property value (including but not limited to permits, labor relationship, contractual relationship and litigation) that belong to the Spun-off Business Unit (collectively, the “Transferred Assets”) as prescribed herein. The Surviving Company shall, upon incorporation of the New Company, cooperate to the extent necessary for the New Company to perform businesses in the manner the Spun-off Business Unit performed the business prior to the Spin-off, including by way of executing relevant contracts, among others.

②

The list and amount of the Transferred Assets shall be as stated in Annex 1 (Spin-off Statement of Financial Position) and Annex 2 (List of Properties Subject to Transfer) hereto prepared based on the Company’s statement of financial position and general inventory as of September 30, 2021. If any change occurs relating to the assets and liabilities of the Spun-off Business Unit due to the business or financial activities of the Spun-off Business Unit prior to the Spin-off date, if any asset or liability in the List of Properties Subject to Transfer is found to have been omitted or inaccurately stated, or if there is any change in the amount of assets and liabilities, such omission, false statement or change can be corrected or added. Any change resulting therefrom shall be added to or deducted from Annex 1 (Spin-off Statement of Financial Position) and Annex 2 (List of Properties Subject to Transfer). After the Transferred Assets are confirmed, a certified public accountant shall confirm the amount of Transferred Assets. In addition, the properties that shall belong to the New Company following the Spin-off shall be listed in Annex 1 (Spin-off Statement of Financial Position), and changes in assets and liabilities of the Spun-off Business Unit arising from business or financial activities of the Spun-off Business Unit prior to the Spin-off date (including changes in the assets arising from the sale of the business or assets attributable to the New Company) shall be added to or deducted from the Spin-off Statement of Financial Position.

③

Of the rights and obligations which are included in the Transferred Assets, those that are not transferred to the New Company due to the nature of such rights or obligations or pursuant to applicable laws and regulations, shall be deemed to remain with the Surviving Company. If any right or obligation needs to be transferred to the New Company, the Surviving Company and the New Company shall consult one another regarding such right or obligation. The same shall apply if the requisite approvals, permissions, acceptance of reports, or others from governmental authorities or others entities to effectuate the transfer in connection with the Spin-off cannot be obtained.

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④

With respect to industrial property rights held by the Company domestically or internationally prior to the date of the Spin-off, for trademarks, including applications, registrations or well-known trademarks in the relevant country (including service marks, and rights and obligations to the trademarks), (1) those relating to the individual products or services of the Spun-off Business Unit shall be transferred to the New Company, and (2) those symbolizing or relating to the POSCO group shall be attributed to the Surviving Company. Any and all industrial property rights, including patents, utility models, designs, and copyrights (including applications for or registered industrial property rights, patents, and utility models , rights to receive designs, and rights and obligations to the relevant patents, utility models, copyrights and others; in case of copyrights, irrespective of whether the rights are registered or applied for registration), held by the Company domestically or abroad prior to the Spin-off date shall be (1) in case of those invented, designed, created or developed by the Spun-off Business Unit, attributed to the New Company; and (2) in case of those invented, designed, created or developed by units other than the Spun-off Business Unit, attributed to the Surviving Company. The industrial property rights attributed to the New Company are listed in Annex 4 (List of Industrial Property Rights subject to Transfer). Any industrial property rights that are omitted from or inaccurately stated in the list shall be attributed in accordance with the principle above.

⑤

Among the Company’s lawsuits that existed prior to the Spin-off, those that shall transfer to the New Company shall be listed in Annex 5 (List of Lawsuits subject to Transfer), and the real properties held by the Company to be attributable to the New Company shall be listed in Annex 3 (List of Real Properties subject to Transfer). Any lawsuits or real properties that are omitted from or incorrectly stated in the above lists shall be attributed, in case of those relating to the Spun-off Business Unit, to the New Company, and in case of those relating to units other than the Spun-off Business Unit, to the Surviving Company, respectively.

⑥

Kun-mortgages, pledges, or other security rights created to secure contractual relationships arising out of or from the Spun-off Business Unit (including contractual relationships arising in relation to the Transferred Assets) and rights and obligations thereunder shall be attributed to the New Company.

(8)	If the New Company is to succeed to and be responsible for only those liabilities (out of all the liabilities of the Company) as specified in the Spin-off Plan, any matters concerning them

Not applicable

(9)	Spin-off Date

The Spin-off date shall be March 1, 2022 (0:00 AM); provided, however, that the date of the Spin-off may be changed by a resolution of the board of directors of the Company or by determination of the representative director authorized by the board of directors.

(10)	Matters concerning the directors and the statutory auditors of the New Company

To be appointed at the New Company’s inaugural general meeting

(11)	Other matters to be stated in the articles of incorporation of the New Company

The articles incorporation of the New Company shall be as stated in Annex 7. The details of the articles of incorporation of the New Company may be modified at the general shareholders’ meeting convened to approve the Spin-off Plan or at the New Company’s inaugural general meeting.

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(12)	Transfer of employees and retirement allowance

The New Company shall succeed to all employment and related legal relationships (labor contracts, and others) of all employees who, as of the date of the Spin-off, work at the Spun-off Business Unit.

(13)	Incorporation method of the New Company

For the incorporation of the New Company, the capital of the New Company shall only be composed of the properties transferred from the Company with no offering of shares to any other shareholders.

6. Other Matters

(1)	Amendment and modification of the Spin-off Plan

①

If prior to the Spin-off date there is any change in the assets and liabilities (or contractual relationship) of the Spun-off Business Unit resulting from business or financial changes in the Spun-off Business Unit, implementation of any plan, any plan or situation of the Company, consultation with related organizations, any change in the accounting standards, material external impact, or if any asset or liability (or contractual relationship) is found to have been omitted from or inaccurately stated in the List of Articles Subject to Transfer or if there is any change in the amount of any asset or liability, or if it is necessary to change the attribution of assets or liabilities to meet the requirements for a qualified spin-off, the Spin-off Plan may partially be amended or modified by a resolution of the Company’s board of directors or the representative director authorized by the board of directors prior to the relevant general shareholders’ meeting, and may be changed by obtaining the requisite approval at the general shareholders’ meeting.

②

Until the date immediately preceding the registration date of the Spin-off, this Spin-off Plan may, if approved at an extraordinary general shareholders’ meeting for the Spin-off, be amended or modified with respect to the items listed below by a resolution of the board of directors of the Company or by the representative director authorized by the board of directors of the Company without further approval at the general shareholders’ meeting if, among others, (i) there is any change in the assets and liabilities of the Spun-off Business Unit resulting from business or financial activities of the Spun-off Business Unit, implementation of any plan, any change in the relevant laws and regulation or accounting standards, or any asset or liability is found to have been omitted from or inaccurately stated in the List of Properties Subject to Transfer; (ii) such amendment or modification is reasonably necessary and does not cause any disadvantage to the shareholders of the Company or the New Company; (iii) such amendment or modification is made without any substantive changes in the Spin-off Plan; (iv) such amendment or modification is contemplated and allowed by this Spin-off Plan; or (v) such amendment or modification is necessary to meet the requirements for a qualified division. Any such amendment or modification shall, if necessary, be publicly announced or disclosed in accordance with relevant laws and regulations.

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(A)	Trade name, address of the principal office and method of public notice of each of the Surviving Company and the New Company

(B)	Schedule of the Spin-off

(C)

Properties to remain or be transferred as a result of the Spin-off and the amount thereof (properties to remain with the Surviving Company or to be transferred to the New Company and the amount thereof)

(D)	Financial structure before and after the Spin-off

(E)	Total number of shares of the New Company to be issued upon the Spin-off

(F)	Matters concerning the New Company’s directors and statutory auditors

(G)	Articles of incorporation of the Surviving Company and the New Company

(H)	Matters stated in each Annex hereto (including the List of Articles Subject to Transfer)

(2)

If there is any matter not provided herein but is required for the Spin-off, to the extent consistent with the intention of the Spin-off Plan, such matter shall be modified or changed by a resolution of the board of directors of the Company, or depending on the matter, shall be implemented by the decision of the representative director authorized by the board of directors.

(3)	Appraisal rights of dissenting shareholders

Not applicable, as this Spin-off is a vertical spin-off pursuant to Articles 530-2 through 530-12 of the KCC.

(4)	Creditor protection procedures

The Surviving Company and the New Company shall be jointly liable for the liabilities of the Company arising prior to the Spin-off and shall not go through the creditor protection procedures.

(5)	Matters requiring transition between the companies

With respect to the implementation of the Spin-off Plan, matters requiring transition between the Surviving Company and the New Company (including various materials and facts relating to the Spun-off Business Unit such as documents and data) shall be subject to a separate agreement between the Surviving Company and the New Company.

(6)	The representative director shall determine and execute the authority on any and all matters relating to the Spin-off, including procedures not set forth herein.

(7)	Transfer of personal information

The New Company shall, in accordance with the personal information laws and regulations including the Personal Information Protection Act, receive all personal information related to the Spun-off Business Unit as of the Spin-off date, and the Company and the New Company shall, within the applicable period prescribed by such laws and regulations, implement required procedures such as the notification of transfer of personal information in connection with the Spin-off.

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December 10, 2021

POSCO

Representative Director Choi, Jeong-Woo

15

List of Annexes

[Annex 1]	Spin-off Statement of Financial Position
[Annex 2]	List of Properties Subject to Transfer
[Annex 3]	List of Real Properties Subject to Transfer
[Annex 4]	List of Industrial Property Rights Subject to Transfer
[Annex 5]	List of Lawsuits Subject to Transfer
[Annex 6]	(Proposed) Amendment to Articles of Incorporation of the Surviving Company
[Annex 7]	(Proposed) Articles of Incorporation of the New Company

1

[Annex 1] Spin-off Statement of Financial Position*1

(Unit: KRW Million)

Classification	Before	After
		Surviving Company	New Company*2
Assets
Current Assets	24,842,655	6,476,196	18,366,459
Cash and cash equivalents*3,4,5	2,423,235	705,213	1,718,022
Accounts receivable	6,107,524	10,294	6,097,230
Other receivable	396,331	163,867	232,464
Other financial assets	9,323,815	5,595,713	3,728,102
Inventories	6,528,001	—	6,528,001
Assets held for sale	10,331	—	10,331
Other current assets	53,418	1,109	52,309
Non-Current Assets	38,510,946	45,484,708	20,644,666
Long-term accounts receivable	7,610	—	7,610
Other receivable	285,703	212,403	73,300
Other financial assets	1,678,509	1,435,984	242,525
Investments in subsidiaries, associates and joint ventures*3,4,5,6	15,988,632	43,370,885	236,175
Invested property	147,290	133,774	13,516
Property and equipment*7	19,774,324	264,737	19,509,587
Intangible assets	549,699	12,814	536,885
Other non-current assets	79,179	54,111	25,068

Total Assets	63,353,601	51,960,904	39,011,125

Liabilities
Current Liabilities	6,270,413	1,461,345	4,809,068
Accounts payable	2,096,900	—	2,096,900
Borrowings	1,657,031	—	1,657,031
Other liabilities	889,614	21,065	868,549
Other financial liabilities	16,585	9,592	6,993
Income tax payable	1,423,817	1,423,817	—
Provisions	72,945	3,633	69,312
Other current liabilities	113,521	3,238	110,283
Non-Current Liabilities	8,764,361	2,380,116	6,384,245
Long-term borrowings, excluding current portion	7,414,557	1,509,359	5,905,198
Other liabilities	402,981	150	402,831
Other financial liabilities	23,422	23,422	—

1

Classification	Before	After
		Surviving Company	New Company*2
Defined benefit liabilities	22,559	270	22,289
Deferred tax liabilities	848,960	844,330	4,630
Provisions	51,380	2,585	48,795
Other non-current liabilities	502	—	502

Total Liabilities	15,034,774	3,841,461	11,193,313

Shareholders’ Equity
Share capital	482,403	482,403	482,403
Capital surplus	1,339,289	1,339,289	27,136,025
Hybrid capital securities	199,384	—	199,384
Reserves	(191,343)	(191,343)	—
Treasury shares	(2,508,294)	(2,508,294)	—
Retained Earnings	48,997,388	48,997,388	—

Total Shareholders’ Equity	48,318,827	48,119,443	27,817,812

Total Liabilities and Shareholders’ Equity	63,353,601	51,960,904	39,011,125

Note 1) The amounts above are based on the statements of financial position as of September 30, 2021 and may differ on the date of the Spin-off.

Note 2) The Company is currently reviewing a transfer of its logistics business unit (advance payments of KRW 208M, intangible assets of KRW 402M and provisions for severance and retirement benefits of KRW 185M as of September 30, 2021) to its affiliate, prior to the date of the Spin-off. In the event that the transaction is not closed prior to the date of the Spin-off, the logistics business unit will be transferred to the New Company on the date of the Spin-off.

Note 3) On December 10, 2021, the board of directors of the Company resolved to participate in the capital increase with consideration of POSCO Argentina S.A.U. (USD 587.8M) and to provide a payment guarantee for POSCO Argentina S.A.U.’s borrowings (USD 251.9M) to invest in a brine-based lithium commercial plant. The capital increase with consideration is expected to occur in installments, as necessary, based on the progress of the business. The first capital increase (USD 146M) is expected to occur prior to the date of the Spin-off. Of the Surviving Company’s cash in the above summary financials, the amount of the actually-made capital increase will be classified as investment stocks accounted for by the equity method (POSCO Argentina S.A.U.), but the exact amount may be subject to change on the date of the actual capital increase with consideration.

Note 4) On December 9, 2021, the finance committee of the Company resolved to invest KRW 258,000 M to acquire 40% of the shares of a joint venture relating to a solid electrolyte business and such transaction is expected to close during the first quarter of 2022. If the investment is completed prior to the date of the Spin-off, out of the Surviving Company’s cash, based on the above summary financials, the above investment amount shall be categorized as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off. If the investment is completed after the date of the Spin-off, the amount will be categorized as cash of the Surviving Company as of the date of the Spin-off.

2

Note 5) On December 9, 2021, the finance committee and the ESG committee of the Company resolved to acquire all shares of POSCO Terminal Co., Ltd. held by Mitsui & Co., Ltd. and Mitsui & Co. (Asia Pacific) Pte. Ltd. (2,450,000 shares, 49%) at KRW 75.95B on December 13, 2021. Accordingly, the acquisition amount, which is categorized in cash of the Surviving Company in the above summary financials, is expected to be categorized as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off.

Note 6) On November 4, 2021, the finance committee and the ESG committee of the Company resolved to acquire 1,392,165 shares newly issued by NEH Co., Ltd. as consideration for the in-kind contribution of land (located at 923, Geumho-dong, Gwangyang-si (size: 348,041.3 m2, book value: KRW 49,116M) owned by the Company. The in-kind contribution and new share acquisition is expected to be completed in December 2021. As the new shares of NEH Co., Ltd. are expected to belong to the Surviving Company as of the date of the Spin-off, the contributed land is categorized as assets of the Surviving Company in the above summary financials and is expected to be classified as “Investment in subsidiaries, affiliates and joint ventures” of the Surviving Company as of the date of the Spin-off.

3

[Annex 2] List of Properties Subject to Transfer

(Unit: KRW Million)

Line Items	Amounts	Details
Assets
I. Current Assets	18,366,459
Cash and cash equivalents	1,718,022	Cash and deposits, etc.
Accounts Receivable	6,097,230	Receivables of Clients
Trade receivable	6,111,662
Present value discounts	(91)
Allowance for doubtful accounts	(14,341)
Other Receivable	232,464
Accounts receivable-other	220,896
Allowance for doubtful Accounts	(2,338)
Accrued Income	13,906
Other financial assets	3,728,102
Short-term deposits not classified as cash equivalents	3,678,102
Short-term Investment assets	50,000
Inventories	6,528,001	Inventories of finished goods, fuel and materials
Finished goods	1,027,999
Accumulated Impairment loss of Finished goods	(1,015)
By-product	7,208
Semi-finished goods	1,819,086
Raw materials	1,397,066
Fuel and materials	469,418
Goods in transit	1,807,591
Other Inventories	648
Assets held for sale	10,331	Equipment asset held for sale
Other Current Assets	52,309
Advance payments	3,741
Prepaid expenses	43,326
Others	5,242
II. Non-Current Assets	20,644,666
Long-term Accounts Receivable	7,610
Long-term trade receivable	8,320	Long-term receivable of clients

1

Line Items	Amounts	Details
Allowance for doubtful account	(710)
Other Receivable	73,300
Long-term loans	62,935
Allowance for doubtful account	(8,812)
Guarantee deposits	3,691
Others	15,486
Other Financial Assets	242,525
Long-term deposits not classified as cash equivalents	53,906
Derivative asset	188,619
Investments in subsidiaries, associates and joint ventures	236,175	4 Subsidiaries which are related to steel business (POSCO C&C, POSCO M-TECH, PNR, POSCO HUMANS)
Invested Property	13,516	Lease property
Land	3,639
Buildings	42,861
Accumulated depreciation	(37,436)
Accumulated impairment loss	(23)
Structure	14,948
Accumulated depreciation	(10,473)
Property and equipment	19,509,587	Property, equipment of Pohang and Gwangyang Steel Works
Land	1,250,818
Buildings	6,251,204
Accumulated impairment loss	(4,265)
Accumulated depreciation	(4,228,371)
State subsidy	(3,524)
Structure	4,855,686
Accumulated impairment loss	(3,732)
Accumulated depreciation	(2,855,752)
Machinery	39,892,058
Accumulated impairment loss	(72,848)
Accumulated depreciation	(28,051,803)
Vehicles	212,437
Accumulated depreciation	(199,779)
State subsidy	(487)
Tools and equipment	210,087
Accumulated depreciation	(190,748)
Office equipment	287,851

2

Line Items	Amounts	Details
Accumulated impairment loss	(15)
Accumulated depreciation	(231,318)
State subsidy	(95)
Lease asset	610,517
Accumulated depreciation	(155,702)
Construction in progress	2,788,206
Accumulated impairment loss	(850,838)
Intangible Asset	536,885
Industrial property rights	22,083	Patents and Brand Identity
Development cost	180,031
Right to use of port facilities	216,523
Lease premium	73,140
Other intangible asset	45,108
Other Non-Current Asset	25,068	Long-term prepaid expenses, etc.
Other non-current asset	25,068

Total Assets	39,011,125

Liabilities
I. Current Liabilities	4,809,068
Account Payable	2,096,900	Payable of the company
Borrowings	1,657,031	Discount of receivable, Import finance
Short-term borrowings	1,138,529
Current portion of long-term Borrowings	518,502
Other Liabilities	868,549
Payables	365,425
Accrued expenses	452,454
Guarantee deposit withholdings	2,372
Dividends payable	454
Lease liabilities	47,844
Other Financial Liabilities	6,993
Derivative liabilities	6,993
Provisions	69,312	Sales guarantee provision, etc.
Other Current Liabilities	110,283	Withholdings for Income tax
Advances	15,777
Withholdings	43,564
Income received in advance	50,942
II. Non-Current Liabilities	6,384,245

3

Line Items	Amounts	Details
Long-term Borrowings	5,905,198
Bond issued	5,905,198
Other Liabilities	402,831
Long-term accrued expenses	39
Long-term deposits provided	550
Long-term lease liabilities	402,242
Defined benefit liabilities	22,289	Retirement benefit provisions, etc.
Deferred tax liabilities	4,630	Retirement benefit Provisions of the new company, Succession of liabilities by transferring allowance of doubtful account
Provisions(Non-Current)	48,795	Sales guarantee provision, etc.
Other Non-Current Liabilities	502
Long-term income received in advance	502

Total Liabilities	11,193,313

Shareholders’ Equity
I. Share Capital	482,403
II. Capital Surplus	27,136,025
Share premium	27,136,025
III. Hybrid Capital Securities	199,384
Hybrid capital securities	200,000
Discounts, Hybrid capital Securities	(616)

Total Shareholders’ Equity	27,817,812

Total Liabilities and Shareholders’ Equity	39,011,125

Note 1) In the event that there are any changes to the assets and liabilities before the date of the Spin-off, the items and amounts in the above list of Spin-off Assets and Liabilities may be adjusted to reflect such changes.

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[Annex 3] List of Real Property Subject to Transfer

(Confidential submission)

1

[Annex 4] List of Industrial Property Rights Subject to Transfer

(Confidential submission)

2

[Annex 5] List of Lawsuits Subject to Transfer

(Confidential submission)

3

[Annex 6] (Proposed) Amendment to Articles of Incorporation of the Surviving Company

Current	Proposed Amendment
(newly inserted)

Recitals

Companies achieve lasting growth and sustainability by pursuing harmony within the society where businesses operate.

As a member of the social community, companies who have benefited from resources provided by the society should look beyond profit, engage in addressing social issues and contribute to the prosperity of mankind and to making the world a better place.

We believe that this is the right way to move forward.

POSCO, under its management philosophy of ‘Corporate Citizenship: Building a Better Future Together’, will engage and communicate with all stakeholders including customers, employees and shareholders, and continually seek changes and innovation in pursuit of sustainability by ultimately creating greater value for the company.

Article 1. Company Name The name of the Company in Korean shall be “Chusik Hoesa POSCO” and in English, “POSCO.”	Article 1. Company Name ————- “POSCO Holdings Chusik Hoesa” ———————— POSCO Holdings Inc. ——-.

Article 2. Purpose The purpose of the Company is to engage in the following business activities: 1.To manufacture, market, promote, sell and distribute iron, steel and rolled products;

Article 2. Purpose

The purpose of the Company is to engage in the following business activities:

1.To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);

4

2. To engage in harbor loading and unloading, transportation and warehousing businesses relating to steel products and raw materials;

3. To engage in the operation of professional sports organizations;

4. To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

5. To engage in leasing of real estate and distribution businesses;

6. To engage in the supply of district heating business;

7. To engage in marine transportation, processing and sales of minerals within or outside of the Republic of Korea (“Korea”);

8. To engage in educational service and other services related to business;

9. To engage in manufacture, process and sale of non-ferrous metal;

10. To engage in technology license sales and engineering business; and

11. To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

2. To engage in the management and licensing of intellectual property rights including brands and trademarks;

3. To engage in the investment related to start-up assistance and new technology;

4. To engage in market research, management advisory and consulting services;

5. To engage in technology research and commissioned services;

6. To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

7. To engage in the supply of gas such as hydrogen and resources development business;

8. To engage in leasing of real estate and distribution businesses; and

9. To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

Article 3. Location of the Head Office and Branch Offices

The head office of the Company shall be located at Pohang-si, Kyungsangbuk-do, Korea. Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Article 3. Location of the Head Office and Branch Offices ———————————————————————————————————————Seoul——————————————————————————————————————.

5

Article 4. Notices Public notices by the Company shall be disclosed on the website of the Company (http://www.posco.com).	Article 4. Notices ————————————————————————————————————————(http:// www.posco-inc.com)——-.

Article 19. Convening of General Meeting of Shareholders (3) General Meeting of Shareholders shall be held in Seoul, Korea or at location of the Company’s head office.	Article 19. Convening of General Meeting of Shareholders (3) General Meeting of Shareholders shall be held at location of the Company’s head office but also may be held at a nearby place if necessary.

Article 45. Special Committees

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. ESG Committee;

2. Director Candidate Recommendation Committee;

3. Evaluation and Compensation Committee;

4. Finance Committee;

5. Executive Management Committee; and

6. Audit Committee.

Article 45. Special Committees

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. ESG Committee;

2. Director Candidate Recommendation Committee;

3. Evaluation and Compensation Committee;

4. Finance Committee; and —. (Deleted)

5. Audit Committee.

(Addenda)	(Addenda) The amended Articles of Incorporation shall be implemented from the date on which the spin-off under the Spin-Off Plan dated December 10, 2021 takes effect.

6

[Annex 7] (Proposed) Articles of Incorporation of the New Company

ARTICLES OF INCORPORATION

OF

POSCO

Adopted on                March 2, 2022

CHAPTER I. GENERAL PROVISIONS

Article 1. Company Name

The name of the Company in Korean shall be “Chusik Hoesa POSCO” and in English, “POSCO.”

Article 2. Purpose

The purpose of the Company is to engage in the following business activities:

1.	To manufacture, market, promote, sell and distribute iron, steel and rolled products;

2.	To engage in harbor loading and unloading, transportation and warehousing businesses relating to steel products and raw materials;

3.	To engage in the operation of professional sports organizations;

4.	To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

5.	To engage in leasing of real estate and distribution businesses;

6.	To engage in the supply of district heating business;

7.	To engage in marine transportation, processing and sales of minerals within or outside of the Republic of Korea (“Korea”);

8.	To engage in educational service and other services related to business;

9.	To engage in manufacture, process and sale of non-ferrous metal;

10.	To engage in technology license sales and engineering business; and

11.	To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

Article 3. Location of the Head Office

The head office of the Company shall be located at Pohang-si, Kyungsangbuk-do, Korea. Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Article 4. Public Notices

Public notices by the Company shall be disclosed on the website of the Company (http://www.posco.com). However, if such online disclosure is made impracticable due to online system errors or other unavoidable reasons, public notices by the Company shall be disclosed in the Seoul Shinmun published in Seoul Metropolitan City, Maeil Shinmun published in Daegu Metropolitan City and the Kwangju Ilbo published in Kwangju Metropolitan City.

CHAPTER II. SHARES

Article 5. Total Number of Authorized Shares

The total number of shares which the Company is authorized to issue (“Authorized Shares”) is two hundred million (200,000,000) shares.

Article 6. Par Value per Share and Types of Shares and Share Certificates

(1)	The types of shares to be issued by the Company shall be registered common shares, having a par value of five thousand (5,000) Won per share.

(2)

Share certificates shall be issued by the Company in seven denominations of one (1), ten (10), one hundred (100), one thousand (1,000), ten thousand (10,000), one hundred thousand (100,000) and one million (1,000,000) shares.

(3)	If a shareholder or pre-emptive right holder declares to the Company for non-possession of share certificates, the Company shall not issue share certificates for all or part of such shares.

Article 7. Shares to be Issued at the Time of Incorporation

The Company shall issue ninety six million four hundred eighty thousand six hundred twenty five (96,480,625) shares at the time of its incorporation.

Article 8. Pre-emptive Rights

(1)	In case of the issuance of new shares, the shareholders of the Company shall have the right to subscribe for such newly issued shares in proportion to the number of shares held by each of them.

(2)

Any shares unsubscribed after the exercise of pre-emptive rights by shareholders who are entitled to them or any fractional shares remaining after the allocation of new shares may be disposed of by a resolution of the Board of Directors according to the applicable laws or regulations.

Article 9. Equal Dividends

The Company shall pay equal dividends on the same type of shares issued and outstanding as of the record date for dividends, regardless of the date of issuance.

Article 10. Transfer Agent

The Company may retain a transfer agent to handle management of the shareholder registry or bond registry and other businesses related to shares or bonds.

Article 11. Report of Address, Name and Registered Seal or Signature of Shareholders, etc.

(1)

Shareholders and registered pledgees shall report their name, address and registered seal or signature to the transfer agent appointed under Article 10; provided that such report shall be made to the Company unless and until a transfer agent is appointed.

(2)	Shareholders and registered pledgees residing in a foreign country shall designate and report the address and agent in Korea to which notices are to be sent.

(3)	The same shall apply to any change in the reports made in accordance with Paragraphs (1) and (2) above.

Article 12. Fees

The Company may, by resolution of the Board of Directors, charge, or have the register agent charge, a fee for services it renders in connection with any of the matters set forth in Article 11 above, or for any services related to shareholder inspection of the Company’s financial statements or other documents, and for providing any copies thereof.

Article 13. Register of Shareholders by Electronic Means

In accordance with the Korean Commercial Code, the Company may make entries in the Register of Shareholders by electronic means.

Article 14. Record Date and Suspension of Alterations of Entries in the Register of Shareholders

(1)

The Company shall suspend entries of alterations, registration or cancellation of pledges over shares and indication of trust assets and cancellation thereof in the Register of Shareholders for a period commencing on January 1 and ending on January 15 of each year.

(2)

The record date of the Register of Shareholders shall be December 31 of each year, and such shareholders listed on the Register of Shareholders as of the record date shall be entitled to exercise their rights thereof at the Ordinary General Meeting of Shareholders.

(3)

If deemed necessary and for the purpose of convening an Extraordinary General Meeting of Shareholders, the Company may, by resolution of the Board of Directors, suspend entries in the Register of Shareholders for a specified period of time or set a record date; provided, however, that the period of suspension shall not exceed three (3) months shareholders shall be given two (2) weeks’ prior notice of suspension or the fixing of a record date.

CHAPTER III. BONDS

Article 15. Issuance of Bonds

The Company may issue bonds by a resolution of the Board of Directors.

Article 16. Electronic Registration of Rights to be Indicated on Bonds and Securities from Pre-emptive Right

The Company shall electronically register rights to be indicated on bonds and securities from pre-emptive right on the electronic registrar of the electronic registration agency, in lieu of issuing bonds and securities from pre-emptive right; provided, however, that the Company may elect to not electronically register bonds, with the exception of listed bonds, which are required to be electronically registered per applicable laws.

Article 17. Provisions Applicable mutatis mutandis to the Issuance of Bonds

Articles 10 through 12 of these Articles of Incorporation shall apply mutatis mutandis to the issuance of bonds.

CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS

Article 18. Convening of General Meeting of Shareholders

(1)	The General Meeting of Shareholders of the Company shall be either ordinary or extraordinary.

(2)

An Ordinary General Meeting of Shareholders shall be held within three (3) months after the record date set pursuant to Article 14, Paragraph (2), and an Extraordinary General Meetings of Shareholders may be convened as necessary.

(3)	Shareholders may act only with respect to matters set forth in a written notice at a General Meeting of Shareholders, except as otherwise unanimously agreed by the shareholders.

(4)	General Meeting of Shareholders shall be held in Seoul or at location of the Company’s head office.

(5)

A General Meeting of Shareholders shall be convened by the Representative Director or a Director acting under the Representative Director’s authorization in accordance with the resolution of the Board of Directors, except as otherwise prescribed in applicable laws or regulations.

Article 19. Notices

Written notice of each General Meeting of Shareholders of the Company shall state the date, time, venue and the agenda for which the meeting has been called. The written notice shall be delivered to all shareholders by postal mail or by e-mail transmission at least two (2) weeks prior to the date set for such General Meeting of Shareholders.

Article 20. Presiding Officer

The Representative Director shall serve as the presiding officer of the General Meeting of Shareholders.

Article 21. Presiding Officer’s Authority to Maintain Order

(1)

The presiding officer at the General Meeting of Shareholders may order any person to cease making any statements or to leave the meeting if the presiding officer determines that such person is intentionally preventing deliberations or is materially disturbing the order of the proceedings at the meeting.

(2)	The presiding officer at the General Meeting of Shareholders may limit the time and frequency of speeches made by each shareholder if the presiding officer deems it necessary for an orderly meeting.

Article 22. Vote by Proxy

(1)	Any shareholder entitled to vote at a General Meeting of Shareholders shall have the right to vote by proxy.

(2)	A proxy referred to in Paragraph (1) above shall submit a document evidencing the power of representation (power of attorney) to the Company before the opening of the General Meeting of Shareholders.

Article 23. Quorum and Requisite for Resolutions

Except as otherwise provided in these Articles of Incorporation or by applicable laws or regulations, all resolutions passed at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting shares of the shareholders present, which shall represent at least one-fourth (1/4) of the voting shares of the Company then issued and outstanding.

Article 24. Minutes of General Meeting of Shareholders

The substance of the course of the proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in the minutes which shall bear the names and seals or signatures thereon of the presiding officer and of the Directors present at the meeting, and shall be preserved in the archives of the Company.

CHAPTER V. BOARD OF DIRECTORS

Article 25. Number of the Directors

The total number of Directors of the Company shall be at least three (3) Directors and may appoint a number of Outside Directors.

Article 26. Election of the Directors and Representative Directors

(1)	The Directors shall be elected at the General Meeting of Shareholders.

(2)

By resolution of the Board of Directors, a number of Representative Directors may be appointed from among the Inside Directors, and upon the recommendation of the Representative Director, the Inside Directors may be assigned the positions of President, Executive Vice President, Senior Managing Director and Managing Director by a resolution of the Board of Directors.

Article 27. Term of Directors

The term of office of the Directors shall be within three (3) years; provided, however, that the term of office for Directors shall be extended until the close of an Ordinary General Meeting of Shareholders, which is to be held with respect to the fiscal year which is the last to end during their terms in office.

Article 28. By-Election

In the event of any of the absence or inability to perform the duties as a Director, such vacancy shall be filled at a General Meeting of Shareholders, except to the extent that the number of remaining Directors satisfies the requirement set forth in Article 25 of these Articles of Incorporation and such vacancy does not cause any difficulties in the operation of the business.

Article 29. Qualification for Inside Director Candidate

(1)	An Inside Director shall be a person capable of managing the Company, who has working experience as an officer or employee of the Company or sufficient experience in the related business area.

(2)

A person (i) who retired prior to the completion of the full term of office due to gross negligence or unsound management, (ii) who was sentenced to imprisonment or a heavier penalty and for whom five (5) years have not passed since the termination thereof or exemption therefrom or (iii) who is serving a suspended sentence or who was sentenced to a stay of execution and for whom two (2) years have not passed since the expiration of the period of stay of execution cannot be an Inside Director of the Company.

Article 30. Recommendation of Outside Director Candidate

(1)	An Outside Director shall be an individual who has sufficient expertise or experience in the industrial, financial, academic, legal or accounting circles or in the public sector.

(2)	The Board of Directors shall recommend candidates for Outside Directors among those individuals who satisfy the qualifications in Paragraph (1) above.

Article 31. Duties of Directors

(1)

Each Representative Director shall represent the Company, execute the decisions made by the Board of Directors, oversee the overall affairs of the Company and ensure that all Directors are provided with current information on the management status of the Company and the Company.

(2)

In accordance with laws and regulations and the provisions of these Articles of Incorporation, the Directors shall faithfully perform their duties as prudent managers for the benefit of the Company, such as attending the meetings of the Board of Directors,

(3)	If a Director finds any matter that may inflict material loss to the Company, he/she shall immediately report such matter to the Audit Committee.

Article 32. Constitution and Convocation of Meeting of the Board of Directors

(1)	The Board of Directors shall consist of all the Directors and shall resolve important matters concerning the affairs of the Company.

(2)

The Chairman of the Board may convene all Meetings of the Board of Directors. Any other Director who wishes to convene a Meeting of the Board of Directors shall make his request to the Chairman of the Board and the Chairman shall convene the Meeting. If the Chairman of the Board fails to convene the Meeting without justifiable reasons, other Directors may convene such Meeting.

(3)

To convene a meeting of the Board of Directors, notice shall be given at least one (1) day prior to the scheduled meeting date to each of the Directors; provided, that the notice procedure can be waived for a regular Meeting of the Board of Directors or if the Directors unanimously consent thereto.

Article 33. Chairman of the Board of Directors

The Chairman of the Board shall be the Representative Director.

Article 34. Adoption of Resolutions of the Board of Directors

(1)

The majority of Directors shall constitute a quorum for a Meeting of the Board of Directors. All actions and resolutions taken at a Meeting of the Board of Directors shall be adopted by the affirmative vote of a majority of the Directors present. Notwithstanding the foregoing, a resolution by the Board of Directors with respect to any matters falling under the appropriation of the Company’s opportunities or self-dealing prohibited under applicable laws or regulations shall be adopted by the affirmative vote of at least two-thirds (2/3) of the Directors.

(2)

The Board of Directors may allow the Directors to attend, and vote at, the meeting of the Board of Directors by tele-conferencing, instead of attending and voting in person at such meeting. In such case, a Director participating in the Board Meeting by such arrangement shall be considered to be present at the Meeting of the Board of Directors.

(3)	A Director having a special interest with respect to the resolution shall not exercise his voting right.

Article 35. Formalities of the Board of Directors

Directors shall set the agenda for each Meeting and make proposals for resolution thereat. If any Director plans to make proposals at the Meeting of the Board of Directors, he shall submit a written summary thereof to the Chairman of the Board in advance.

Article 36. Matters of Urgency

The Representative Director may act upon matters of urgency without resolution of the Board of Directors by obtaining prior consent of more than two-thirds (2/3) of other Directors. A Meeting of the Board of Directors for the next term shall be convened to deliberate on and ratify the actions so taken.

Article 37. Minutes of the Meeting of the Board of Directors

With respect to the proceedings of the Meetings of the Board of Directors, the minutes should be made. The agenda, the substances of course, and the results of the proceedings of the Meetings of the Board of Directors, the name of objecting director and the reasons of objection shall be recorded in the minutes which shall bear the names and seals or the signatures thereon of the Directors present at the Meeting.

Article 38. Committees within the Board of Directors

(1)	The Company shall establish the following special committees within the Board of Directors:

1.	Audit Committee; and

2.	Other committees as deemed necessary by the Board of Directors.

(2)	Except as otherwise provided by any relevant laws, the details concerning their respective constitution, authority and operation shall be determined by a resolution of the Board of Directors.

(3)	Matters concerning constitution and duties of the Audit Committee shall be governed by the provisions of Chapter VI.

(4)	The provisions of Articles 32 through 34 shall apply mutatis mutandis to the special committees.

Article 39. Remuneration and Severance Allowance for Directors

(1)	The remuneration of the Directors shall be determined by resolution of the General Meeting of Shareholders.

(2)	Any severance allowance paid to the Directors shall be in accordance with the Severance Allowance Regulations for Directors as resolved by the General Meeting of Shareholders.

Article 40. Indemnification of Directors

(1)

The Company shall indemnify, to the extent permitted by the Korean Commercial Code, the Directors from and against all expenses, losses or liabilities incurred in connection with defending any action, claim or proceeding to protect the interest of the Company.

(2)	However, Paragraph (1) above shall not apply in case of the Directors’ willful misconduct or negligence with respect to their duties.

Article 41. Unregistered Officers

(1)	The Company shall have Unregistered Officers to execute the matters resolved by the Board of Directors and the matters important to the management of the Company.

(2)

The Unregistered Officers shall be appointed by the Representative Director; provided, however, that the appointment of the Unregistered Officers to the important positions that the Board of Directors decides shall require the approval of the Board of Directors.

(3)

The Unregistered Officers are President, Executive Vice Presidents, Senior Managing Directors and Managing Directors, and the salaries and performance incentives payable to such Unregistered Officers shall be determined by the Board of Directors or by the Representative Director, to the extent the CEO and the Representative Director has been delegated such authority by the Board of Directors. Any severance allowance shall be distributed in accordance with the standards for the President, Executive Vice Presidents, Senior Managing Directors and Managing Directors pursuant to the Directors Severance Allowance Regulations as approved by the General Meeting of Shareholders.

(4)	The allocation of work among the Unregistered Officers shall be decided by the Representative Director.

Article 42. Consultant and Part-time Officer

Upon the order of the Representative Director, the Company may have consultants and part-time officers who will be treated as Officers of the Company if it is required for the business.

CHAPTER VI. Audit Committee

Article 43. Audit Committee Composition

(1)	The Company shall have the Audit Committee under Article 38, in lieu of auditors.

(2)	The Audit Committee shall be composed of three (3) or more Directors, two-thirds (2/3) of whom shall be Outside Directors.

(3)	The Audit Committee shall resolve to elect a person to represent the Audit Committee.

(4)

The members of the Audit Committee shall be appointed or dismissed by a resolution of the Board of Directors. To dismiss a member of the Audit Committee requires the affirmative vote of at least two-thirds (2/3) of the Directors.

Article 44. Duties of Audit Committee

(1)	The Audit Committee shall examine the accounting and financial records of the Company.

(2)

The Audit Committee may request to convene an Extraordinary General Meeting of Shareholders by submitting a written request specifying the agenda of a meeting and the reason for convening the meeting to the Board of Directors.

(3)

If deemed necessary, the Audit Committee may request to convene a Board Meeting by submitting a written request specifying the agenda of the meeting and the reason for convening the meeting to the Chairman of the Board.

(4)	The Audit Committee that has made the request in accordance with Paragraph (3) of this Article may directly convene a Board Meeting unless the meeting is convened without delay.

(5)

If it is required to perform their duties, the Audit Committee may demand a subsidiary to make a report on the business. In such case, if the subsidiary fails to make a report without delay, or it is required to confirm the contents of such report, the Audit Committee may investigate the business and assets of the subsidiary.

(6)	The Audit Committee shall appoint an external auditor of the Company.

(7)	In addition to the matters set forth in Paragraphs (1) through (6) above, the Audit Committee shall handle any matters delegated by the Board of Directors.

(8)	The Board of Directors may not overrule the resolutions made by the Audit Committee.

(9)	The Audit Committee may seek advice from outside professionals when necessary, for which the Company shall cover any expenses.

Article 45. Audit Minutes

An audit performed by the Audit Committee shall be recorded in the audit minutes, which shall include the substance of the course of the proceedings and the results of the audit and shall bear name and seal or signature of the Audit Committee member who conducted such audit.

CHAPTER VII. ACCOUNTING

Article 46. Fiscal Year

The fiscal year of the Company shall commence on each January 1 and shall end on December 31 of the same year.

Article 47. Preparation, Approval and Publication of Financial Statements and Business Report

(1)

The Representative Director of the Company shall prepare the following documents, their respective supplementary schedules and business report, submit to the Audit Committee for audit at least six (6) weeks prior to the date set for an Ordinary General Meeting of Shareholders, and then submit to the Ordinary General Meeting of Shareholders:

1.	Balance sheet;

2.	Profit and loss statement;

3.	Other documents presenting the Company’s financial status and business performance, as prescribed by the Enforcement Decree of the Korean Commercial Code; and

4.	Consolidated financial statement.

(2)	The Audit Committee shall submit an audit report to the Representative Director one (1) week prior to the date of each Ordinary General Meeting of Shareholders.

(3)

The Representative Director shall make available for inspection, starting one (1) week before the date of each Ordinary General Meeting of Shareholders, the documents prescribed under Items 1 through 4 of Paragraph (1) of this Article and the audit report of the Company for five (5) years at the head office and copies thereof for three (3) years at branch offices.

(4)

The Representative Director shall make public the balance sheet and the external auditor’s audit opinion, without delay, after obtaining the Ordinary General Meeting of Shareholders’ approval with regard to each of the documents described in Paragraph (1).

Article 48. Appointment of External Auditor

The Company shall appoint an external auditor selected by the Audit Committee pursuant to the Act on External Audit of Stock Companies. The details of the aforesaid appointment shall be reported at the Ordinary General Meeting of Shareholders convened after such appointment or shall be made known to the shareholders in accordance with relevant laws and regulations.

Article 49. Disposition of Retained Earnings

Retained earnings before appropriations for each fiscal year shall be disposed in the following order:

1.	Legal reserves;

2.	Other statutory reserves;

3.	Dividends;

4.	Discretionary reserves; and

5.	Other dispositions.

Article 50. Dividends

(1)	Dividends may be paid in cash, shares, or any other form of property.

(2)	In the case of stock dividends, the Company may issue different types of shares to the shareholders by resolution of the General Meeting of Shareholders.

(3)	The Company may pay interim dividends to shareholders recorded as of the end of June.

(4)

Notwithstanding Paragraph (3) above, the Company may pay interim dividends to its shareholders recorded on the Company’s shareholder’s register as of a date that is not the end of June that is determined by a resolution of the Board of Directors. In such case, the interim dividends to be paid as of the end of June shall not be paid.

(5)

Dividends paid pursuant to this Section shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the date of the last day of each fiscal year or the record date for the interim dividend.

Article 51. Expiration of Right to Claim Payment of Dividends

The right to claim payment of dividends shall extinguish by prescription if such right is not exercised within five (5) years. Any unclaimed dividends shall vest in the Company.

ADDENDA (March 2, 2022)

Article 1. Effective Date

These Articles of Incorporation shall be effective from the date on which the incorporation of the Company is registered.

Article 2. Initial Fiscal Year

Notwithstanding Article 46 hereto, the initial fiscal year of the Company shall commence on the date of incorporation and end on December 31, 2022.

Article 3. Appointment of Initial Directors after Incorporation

Notwithstanding Articles 26 and 43 hereto, the initial Directors, Audit Committee members and Representative Directors to be appointed after incorporation of the Company shall be appointed in accordance with the approval of the shareholders at the Company’s inaugural General Meeting of Shareholders.

Article 4. Remuneration of Directors for Initial Fiscal Year after Incorporation

Notwithstanding Article 39 hereto, the remuneration of the Directors for the initial fiscal year after incorporation of the Company shall be determined in accordance with the approval of the shareholders at the Company’s inaugural General Meeting of Shareholders.

Article 5. Address of Head Office upon Incorporation

The address of the head office at the time of incorporation of the Company shall be determined in accordance with the Spin-Off Plan of the Spin-Off Company as approved at the General Meeting of Shareholders.

Article 6. Spin-Off Company

The Spin-Off Company named below has prepared these Articles of Incorporation in order to incorporate the Company and affixed its name and seal thereon as of January 28, 2022.

POSCO

Representative Director: Jeong-Woo Choi (Seal)